[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]



March 27, 2006


Susan Min, Esq.
Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Bear Stearns Commercial Mortgage Securities Inc., Registration Statement on Form S-3 (File No. 333-130789)
      ------------------------------------------------------------------------

Dear Ms. Min:

We are acting as special counsel to Bear Stearns Commercial Mortgage Securities Inc., the registrant (the "Registrant"), under the above-referenced Registration Statement (the "Registration Statement"). We have reviewed your letter dated March 16, 2006 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Registration Statement. We have reviewed the Staff's comments contained in the Comment Letter with representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments, and we are submitting today an amended Registration Statement, which, as indicated below, implements changes requested by the Staff in the Comment Letter. Capitalized terms used in this letter without definition have the meanings given them in the attached base prospectus (the "Base Prospectus") or the attached prospectus supplement (the "Prospectus Supplement" and, together with the Base Prospectus, the "Prospectus") included in the Registration Statement. The paragraph numbers of this letter correspond to the numbered paragraphs in the Comment Letter, a copy of which is attached to this letter.

Once again, we and the Registrant thank you for your review and comment on the Registration Statement and for your assistance with our compliance with the applicable disclosure requirements of Regulation AB.

With respect to the Comment Letter, the Registrant has instructed us to advise you as follows:

1.    The Staff's requested change has been made.

2. A marked copy of the form of pooling and servicing agreement was shipped to your attention on March 16, 2006.

We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments.

If you have any questions regarding the foregoing responses, please call me at
(212) 504-6820.


Best regards,


/s/ Frank Polverino

Frank Polverino

cc:   Sara W. Dunton, Esq.
      Joseph J. Jurkowski, Esq.
      Michael S. Gambro, Esq.



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